SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

DETAILED FINAL VOTING MAP

ANNUAL AND EXTRAORDINARY GENERAL MEETING

HELD ON APRIL 13, 2021

São Paulo, April 22, 2021 – Braskem S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) (“Company”), in compliance with CVM Instruction No. 481/09, as amended, hereby disclose to its shareholders and the market the detailed final voting map which consolidates the voting instructions of both shareholders which voted through remote voting (boletim de voto a distância) and those present, as computed at the Annual and Extraordinary General Meeting of the Company held on April 13, 2021, including the first five digits of the shareholders’ individual or corporate taxpayer identification number (CPF or CNPJ, respectively), their vote on each item, and information about their shareholding position, as EXHIBIT I.

Further information can be obtained from Braskem’s Investor Relations Department by phone: +55 (11) 3576-9531 or by e-mail: braskem-ri@braskem.com.br

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

EXHIBIT I

DETAILED FINAL VOTING MAP

ANNUAL AND EXTRAORDINARY GENERAL MEETING

HELD ON APRIL 13, 2021

Resolutions
Annual General Meeting
1	Examine, discuss and vote on Company’s Financial Statement, containing the Notes to Financial Statements, along with the Report and Opinion of the Independent Auditors and the Opinion of the Fiscal Council, for the fiscal year ended December 31, 2020
2	Examine, discuss and vote the Management Proposal and respective Management Account for the fiscal year ended December 31, 2020
3	Resolve on the management proposal for allocation of the results in the fiscal year ended December 31, 2020
4	Do you wish to request a separate election by minority shareholders holding common shares of a member of the Fiscal Council, pursuant to article 161, paragraph 4, "a", of the Corporate Law?[1]
5	Do you like to request a separate election by minority shareholders who hold preferred shares of a member of the Fiscal Council, pursuant to article 161, paragraph 4, "a", of the Corporate Law?
6	Election of candidates for the Fiscal Council by the separate vote referred to in article 161, paragraph 4, item “a” of the Corporate Law) - HELOÍSA BELOTTI BEDICKS (EFFECTIVE) / REGINALDO FERREIRA ALEXANDRE (ALTERNATE)
7	Election of the fiscal board (group of candidates)
8	In case one of the candidates that compose the plate no longer integrates it to accommodate separate election that articles 161, paragraph 4, and 240 of the Brazilian Corporate Law deals with, can the votes corresponding to your shares continue to be conferred on the chosen plate?[2]
9

To resolve on the annual and global compensation of the administrators and members of the Company’s Fiscal Council pertaining to the fiscal year to be ended on December 31, 2021, in the total amount of R $ 72,478,883.96, referring to the annual and global remuneration of the Administrators, and the amount of R $ 1,020,637.80 referring to the remuneration of the members of the Fiscal Council

1 Such item of the resolution did not occur, reason why only the votes received by means of the Remote Voting Form were counted.

2 Such item of the resolution did not occur, reason why only the votes received by means of the Remote Voting Form were counted.

Extraordinary General Meeting
1	To resolve on the replacement of an alternate member of the Company’s Board of Directors, appointed by the shareholders Novonor S.A. - Under judicial reorganization (formerly known as Odebrecht S.A.) and OSP Investimentos S.A. - Under judicial reorganization (“Novonor”) to complement a term of office, until the Annual General Meeting that will resolve on the financial statements for the fiscal year to end on December 31, 2021 - LAURA MANIERO GADELHO (ALTERNATE)
2	To resolve upon the amendment and restatement of the Company’s Bylaws, according to the changes contained in the Management Proposal, to implement adjustments to matters under the authority of the Board of Directors

Resolution Code	CNPJ/CPF (first 5 digits)	Resolution Vote	Number of Shares
			(ON)(¹)	(PN)(²)
Annual General Meeting
1	76423	APPROVAL	6	-
	54579	APPROVAL	4,345,162	-
	59640	APPROVAL	27,647	-
	33499	APPROVAL	3,747	-
	89351	APPROVAL	3,353,500	-
	51447	APPROVAL	1	-
	22606	APPROVAL	226,334,622	-
	33000	APPROVAL	212,426,952	-
	34477	APPROVAL	1,100	-
2	76423	APPROVAL	6	-
	54579	APPROVAL	4,345,162	-
	59640	APPROVAL	27,647	-
	33499	APPROVAL	3,747	-
	89351	APPROVAL	3,353,500	-
	51447	APPROVAL	1	-
	22606	APPROVAL	226,334,622	-
	33000	APPROVAL	212,426,952	-
	34477	APPROVAL	1,100	-

3	76423	APPROVAL	6	-
	54579	APPROVAL	4,345,162	-
	59640	APPROVAL	27,647	-
	33499	APPROVAL	3,747	-
	89351	APPROVAL	3,353,500	-
	51447	APPROVAL	1	-
	22606	APPROVAL	226,334,622	-
	33000	APPROVAL	212,426,952	-
	34477	APPROVAL	1,100	-
4	54579	ABSTENTION	4,345,162	-

5	59640	APPROVAL	-	58,346
	33499	APPROVAL	-	7,911
	89351	APPROVAL	-	29,152,669
	32760	APPROVAL	-	273,500
	40147	APPROVAL	-	135,254
	21233	APPROVAL	-	17,900
	55237	APPROVAL	-	4,693,844
	55237	REJECTION	-	141,394
	55237	ABSTENTION	-	219,044
	54797	APPROVAL	-	600,487
	58387	APPROVAL	-	12,584
	58392	APPROVAL	-	11,900
	58394	APPROVAL	-	187,155
	58396	APPROVAL	-	15,555,094
	58400	APPROVAL	-	39,300
	58400	APPROVAL	-	88,139
	58702	APPROVAL	-	261,100
	59868	APPROVAL	-	56,910
	59878	APPROVAL	-	43,000
	62390	APPROVAL	-	8,600
	71408	APPROVAL	-	243,029
	71409	APPROVAL	-	125,400
	71409	APPROVAL	-	2,524
	71409	APPROVAL	-	1,700
	72372	APPROVAL	-	102,400
	72473	APPROVAL	-	54,600
	74479	APPROVAL	-	18,300
	74963	APPROVAL	-	5,260
	75069	APPROVAL	-	878,400
	75166	APPROVAL	-	25,925
	76224	APPROVAL	-	31,200
	82756	APPROVAL	-	9,803
	90296	APPROVAL	-	110,000
	90483	APPROVAL	-	500
	90633	APPROVAL	-	281,409
	94700	APPROVAL	-	7,700
	95596	APPROVAL	-	64,180
	10205	APPROVAL	-	420
	10349	APPROVAL	-	50,900
	10378	APPROVAL	-	86,880
	10378	APPROVAL	-	29,729
	10532	APPROVAL	-	77,089
	10762	APPROVAL	-	3,100
	10916	APPROVAL	-	596,201
	11100	APPROVAL	-	227,271
	11311	APPROVAL	-	100,451
	11324	APPROVAL	-	9,500
	11435	APPROVAL	-	120,207
	12094	APPROVAL	-	46,200
	12120	APPROVAL	-	26,100
	13665	APPROVAL	-	80,900
	14494	APPROVAL	-	6,709
	14541	APPROVAL	-	95,000
	14581	APPROVAL	-	29,587
	14693	APPROVAL	-	26,800
	16878	APPROVAL	-	5,300
	17718	APPROVAL	-	263,300
	17858	APPROVAL	-	19,500
	18608	APPROVAL	-	211,000
	18682	APPROVAL	-	14,900
	18682	APPROVAL	-	5,800
	18830	APPROVAL	-	11,500
	19244	APPROVAL	-	1,000
	19609	APPROVAL	-	31,681
	20065	APPROVAL	-	88,798
	20196	APPROVAL	-	51,300
	20849	APPROVAL	-	600
	21141	APPROVAL	-	21,999
	21290	APPROVAL	-	111,400
	22403	APPROVAL	-	1,236,400
	22420	APPROVAL	-	464,540
	23020	APPROVAL	-	23,466
	23572	APPROVAL	-	14,100
	23771	APPROVAL	-	145,568
	24528	APPROVAL	-	59,900
	24528	APPROVAL	-	67,600
	26160	APPROVAL	-	2,300
	26311	APPROVAL	-	2,000
	26772	APPROVAL	-	32,400
	27778	APPROVAL	-	31,700
	28072	APPROVAL	-	200
	28360	APPROVAL	-	299
	28394	APPROVAL	-	9,000
	28990	APPROVAL	-	52,000
	29322	APPROVAL	-	1,711,355
	29522	APPROVAL	-	13,800
	30347	APPROVAL	-	405,200
	30918	APPROVAL	-	126,207
	31064	APPROVAL	-	5,207
	31240	APPROVAL	-	13,700
	31577	APPROVAL	-	1,400
	32106	APPROVAL	-	2,750
	32241	APPROVAL	-	567,340
	32329	APPROVAL	-	81.336
	33580	APPROVAL	-	22.400
	34825	APPROVAL	-	886
	35612	APPROVAL	-	1.000
	35693	APPROVAL	-	779.300
	35859	APPROVAL	-	8.100
	36352	APPROVAL	-	-
	37113	APPROVAL	-	2.800
	38251	ABSTENTION	-	70.000
	40922	APPROVAL	-	19.200
	41222	APPROVAL	-	7.500
	97539	APPROVAL	-	38.271
	97539	APPROVAL	-	40.400
	97539	APPROVAL	-	25.870
	97539	APPROVAL	-	699.018
	97539	APPROVAL	-	54.177
	97540	APPROVAL	-	161.491
	97540	APPROVAL	-	37.928
	97540	APPROVAL	-	853.745
	97540	APPROVAL	-	2.009.383

6	59640	APPROVAL	-	58.346
	33499	APPROVAL	-	7.911
	89351	APPROVAL	-	29.152.669
	32760	APPROVAL	-	273.500
	40147	APPROVAL	-	135.254
	21233	APPROVAL	-	17,900
	55237	APPROVAL	-	4,663,742
	55237	REJECTION	-	153,368
	55237	ABSTENTION	-	237,172
	54797	APPROVAL	-	600,487
	58387	APPROVAL	-	12,584
	58392	APPROVAL	-	11,900
	58394	APPROVAL	-	187,155
	58396	APPROVAL	-	15,555,094
	58400	APPROVAL	-	39,300
	58400	APPROVAL	-	88,139
	58702	APPROVAL	-	261,100
	59868	APPROVAL	-	56,910
	59878	APPROVAL	-	43,000
	62390	APPROVAL	-	8,600
	71408	APPROVAL	-	243,029
	71409	APPROVAL	-	125,400
	71409	APPROVAL	-	2,524
	71409	APPROVAL	-	1,700
	72372	APPROVAL	-	102,400
	72473	APPROVAL	-	54,600
	74479	APPROVAL	-	18,300
	74963	APPROVAL	-	5,260
	75069	APPROVAL	-	878,400
	75166	APPROVAL	-	25,925
	76224	APPROVAL	-	31,200
	82756	APPROVAL	-	9,803
	90296	APPROVAL	-	110,000
	90483	APPROVAL	-	500
	90633	APPROVAL	-	281,409
	94700	APPROVAL	-	7,700
	95596	APPROVAL	-	64,180
	10205	APPROVAL	-	420
	10349	APPROVAL	-	50,900
	10378	APPROVAL	-	86,880
	10378	APPROVAL	-	29,729
	10532	APPROVAL	-	77,089
	10762	APPROVAL	-	3,100
	10916	APPROVAL	-	596,201
	11100	APPROVAL	-	227,271
	11311	APPROVAL	-	100,451
	11324	APPROVAL	-	9,500
	11435	APPROVAL	-	120,207
	12094	APPROVAL	-	46,200
	12120	APPROVAL	-	26,100
	13665	APPROVAL	-	80,900
	14494	APPROVAL	-	6,709
	14541	APPROVAL	-	95,000
	14693	APPROVAL	-	26,800
	17718	APPROVAL	-	263,300
	18608	APPROVAL	-	211,000
	18682	APPROVAL	-	14,900
	18682	APPROVAL	-	5,800
	18830	APPROVAL	-	11,500
	19244	APPROVAL	-	1,000
	20849	APPROVAL	-	600
	21141	APPROVAL	-	21,999
	21290	APPROVAL	-	111,400
	22403	APPROVAL	-	1,236,400
	22420	APPROVAL	-	464,540
	23020	APPROVAL	-	23,466
	23572	APPROVAL	-	14,100
	23771	APPROVAL	-	145,568
	24528	APPROVAL	-	59,900
	24528	APPROVAL	-	67,600
	26160	APPROVAL	-	2,300
	26311	APPROVAL	-	2,000
	26772	APPROVAL	-	32,400
	27778	APPROVAL	-	31,700
	28072	APPROVAL	-	200
	28360	APPROVAL	-	299
	28394	APPROVAL	-	9,000
	28990	APPROVAL	-	52,000
	29522	APPROVAL	-	13,800
	30347	APPROVAL	-	405,200
	31064	APPROVAL	-	5,207
	31577	APPROVAL	-	1,400
	32241	APPROVAL	-	567,340
	33580	APPROVAL	-	22,400
	34825	APPROVAL	-	886
	35612	APPROVAL	-	1,000
	36352	APPROVAL	-	-
	37113	APPROVAL	-	2,800
	40922	APPROVAL	-	19,200
	41222	APPROVAL	-	7,500
7	76423	REJECTION	6	-
	54579	APPROVAL	4,345,162	-
	59640	APPROVAL	27,647	-
	33499	APPROVAL	3,747	-
	89351	ABSTENTION	3,353,500	-
	51447	APPROVAL	1	-
	22606	APPROVAL	226,334,622	-
	33000	APPROVAL	212,426,952	-
	34477	APPROVAL	1,100	-
8	54579	ABSTENTION	4,345,162	-

9	76423	REJECTION	6	-
	54579	APPROVAL	4,345,162	-
	59640	APPROVAL	27,647	-
	33499	APPROVAL	3,747	-
	89351	APPROVAL	3,353,500	-
	51447	APPROVAL	1	-
	22606	APPROVAL	226,334,622	-
	33000	APPROVAL	212,426,952	-
	34477	APPROVAL	1,100	-
Extraordinary General Meeting
1	76423	ABSTENTION	6	-
	54579	APPROVAL	4,345,162	-
	59640	ABSTENTION	27,647	-
	33499	ABSTENTION	3,747	-
	89351	ABSTENTION	3,353,500	-
	51447	APPROVAL	1	-
	22606	APPROVAL	226,334,622	-
	33000	APPROVAL	212,426,952	-
	34477	APPROVAL	1,100	-
2	76423	APPROVAL	6	-
	54579	APPROVAL	4,345,162	-
	59640	APPROVAL	27,647	-
	33499	APPROVAL	3,747	-
	89351	ABSTENTION	3,353,500	-
	51447	APPROVAL	1	-
	22606	APPROVAL	226,334,622	-
	33000	APPROVAL	212,426,952	-
	34477	APPROVAL	1,100	-

(1) ON shares are common shares issued by the Company. It does not take into consideration Treasury Stock.

(2) PN Shares are preferred shares of class A and B issued by the Company, which have the right to vote only and exclusively for separate election of the Fiscal Council, under the terms of article 161, paragraph 4, item "a", of Corporation Law. It does not take into consideration Treasury Stock.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.